                                                                 WILMERHALE
                                                            [Letterhead omitted]
May 1, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
United States of America

Re: CTC Media, Inc.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed April 11, 2006
    File No. 333-132228

Ladies and Gentlemen:

On behalf of CTC Media, Inc. ("CTC" or the "Company"), we are responding to the comments contained in your letter dated April 24, 2006 to Mr. Alexander
Rodnyansky, Chief Executive Officer of the Company.

We are concurrently filing with the Commission via the EDGAR system Amendment
No. 2 to the Company's Registration Statement on Form S-1 ("Amendment No. 2").
This amendment contains responses to your comments, as indicated below, as well as financial results for the first quarter of 2006 and revisions reflecting developments in the Company's business since its April 11, 2006 filing.

The responses contained herein are based upon information provided to us by the
Company and the underwriters participating in the offering. The responses are keyed to the numbering of the comments in your letter. Page numbers in the comments refer to the pages of Amendment No. 1; pages numbers in the responses refer to the pages of Amendment No. 2.

Prospectus Summary, page 1

1.   Where you state that your business model "allows [you] to maintain a lower level of investment in infrastructure while seeking to ensure continued
     presence in key cities," please clarify, if true, that you do not believe that the higher level of investment in infrastructure is worth the cost in towns and the more rural areas because the local advertising revenue potential is lower in those areas.

RESPONSE:

The Company has supplemented the disclosure in response to the staff's comment.
Please see page 1.

                                                                 WILMERHALE
                                                            [Letterhead omitted]
May 1, 2006

Recent Developments, page 2

2.   We note the disclosure you have added in response to prior comment 9.
     Please clarify what you mean by your statement that "[p]ress reports have indicated that there may be opportunities after adoption for modifications to the law to reflect industry interests." Please briefly describe the area(s) of the new law that could be modified and the basis for these reports. Please similarly address the potential modifications to the law in your management's discussion and analysis and business sections.

RESPONSE:

No further information regarding such opportunities has become available since the filing of Amendment No. 1. As a result, the Company has decided to delete the disclosure referenced in the Staff's comments. Please see page 3.

Summary Financial and Operating Data, page 6

Non-GAAP Financial data, page 8

3. Include net income in the table of Non-GAAP Financial Data for each period.

RESPONSE:

The Company has added the line item, as requested by the Staff. Please see page
7.

4. Reconcile OIBDA to net income, the most directly comparable GAAP performance measure.

RESPONSE:

The Company has provided the reconciliation, as requested by the staff. Please see page 8.

                                                                 WILMERHALE
                                                            [Letterhead omitted]
May 1, 2006

Risk Factors, page 9

Recently adopted changes in Russian law..., page 9

5.   To the extent possible, please disclose the extent to which "some advertisers have argued that these agreements do not provide for renegotiation." Please update your disclosure to address the status of these negotiations so that investors can better assess the magnitude of possible impact on your business and financial condition.

RESPONSE:

As the Company is not privy to the substance of ongoing discussions between
Video International and advertisers, it is not possible for the Company to provide any further detail regarding the press reports described. The Company has, therefore, not revised its disclosure in this regard.

In an  effort  to  minimize  the  risk  that  Video  International  will  not be successful in its price negotiations with advertisers,  the Company entered into supplemental agreements with Video International relating to its sales contracts with the CTC and Domashny  networks  whereby Video  International  has agreed to compensate  the Company to the extent that the weighted  average price  increase that Video  International is able to negotiate with advertisers is less than 15%
above the current  weighted  average  price.  The Company has added  disclosure
regarding  these   supplemental   agreements  on, among other places,  page  10.
These  supplemental agreements were signed on April 28, 2006 and are in the
Russian language. Given that they must be translated, the Company intends to file the supplemental agreements as exhibits with its next amendment.

Our relationships with the co-owners..... page 17

6.   As stated in your response to prior comment 26, please briefly describe how
     "unanimous ... shareholder approval is required in certain limited circumstances, which could affect the Company's control over limited actions."

RESPONSE:

The Company has supplemented the disclosure in response to the staff's comment.
Please see page 18.

                                                                 WILMERHALE
                                                            [Letterhead omitted]
May 1, 2006

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 34

Our Agreements with Video International page 36

7.   Please disclose the substance of your response to prior comment 39 that the targets you describe are only for the purpose of the termination provisions and Video International is not required to meet these targets.

RESPONSE:

The Company has supplemented its disclosure in response to the staff's comment.
Please see page 39.

8.   We note that you have submitted an application for confidential treatment for portions of your advertising sales agreement with Video International.
     We will provide any comments on your application by separate letter. Please note that our review of your confidential treatment application may result in changes to your disclosure. Furthermore, any issues raised must be resolved prior to the effectiveness of your registration statement.

RESPONSE:

The Company notes the staff's comment and looks forward to any comments on its application.

Stock-based compensation expense, page 39

9.   Please expand your response to prior comment 68 to tell us the estimated fair value of the common stock at the grant date of the stock option. In your response letter describe in more detail the specific estimates and assumptions you used in applying the income approach. Explain how you allocated the fair value of CTC Media among the common and preferred equity interests.

RESPONSE:

The Company  estimated the fair value of the common stock  underlying the option granted  to its Chief  Operating  Officer in April 2005 to be $4.28 per share at the time of grant.  In estimating  this fair value,  the Company used the income approach,  applying  a 16.7%  discount  rate to its  estimated  cash flows for a five-year  period.  This  discount  rate is based on a discount  rate used by an independent  firm to value the CTC Network in 2004.  After reviewing the capital structures of comparable companies in its industry, the Company assumed a target capital  structure of  approximately  20% debt and 80% equity.  It estimated its cost of equity to be 18.1% using the build-up  approach.  The build-up  approach starts with the risk-free rate and then adds premiums for equity risk,  industry risk and a premium for small capitalization.  Its estimated cost of debt was 15%
before tax. This rate represents the Company's estimate of the long-term rate at which Russian banks would extend credit to Russian companies in U.S. dollars. In projecting cash flow levels for this period,  the Company made assumptions about key factors  affecting  its results of  operations,  including the growth of the
Russian television market, increases in its average audience share and increases in programming  costs. After the discrete forecast period, the Company estimated future cash flow growth in  perpetuity to be 3% per year. The Company  believes that the  estimate  of the fair value of the  common  stock  achieved  using the income approach was substantiated by the

                                                                 WILMERHALE
                                                            [Letterhead omitted]
May 1, 2006

$4.19  price per share paid for its common  stock  when it  completed  its share repurchase  in July  2005.  This  price is the  same  price  that  institutional investors unaffiliated with the Company had agreed in principle to pay for these shares just prior to their repurchase by the Company.

When calculating the value of one share of its common stock, the Company divides the fair value of the Company by the total common stock equivalents outstanding.
Preferred stock is included in the total common stock equivalents outstanding on an as-converted-to-common-stock basis. The Company has not assumed a greater per share value for its preferred  stock given the relative value of the liquidation preference  payable to certain  holders of our preferred  stock  compared to its estimate of its value.  All of the preferred  stock will  automatically  convert into common stock immediately prior to the closing of the offering.

Please also see the disclosure provided in response to comment 10 below at pages
41-42.

10.  Expand the disclosures at pages 39 and 40 to address the following:

     o    Disclose in more detail and quantify the specific assumptions used in the valuation of the common stock underlying the one stock option granted during 2005, such as the discount rate, the discrete forecast period for estimated cash flows, and significant assumptions about changes in the level of cash flows during the forecast period.

     o    Disclose the nature of the transactions referred to at page 39 that you used to confirm your internal valuations.

     o    Disclose how you allocated the fair value of the company among the equity interests held by common and preferred stockholders.

     o    In the first paragraph at page 40, disclose the estimated fair value of the stock underlying the option issued to your Chief Operating
          Officer. If there is a significant difference between estimated fair value of your stock and the offering price, provide a more comprehensive discussion of the impact on the fair value of your common stock of each the factors described.

RESPONSE:

The Company has expanded the disclosure in response to the staff's comment.
Please see pages 41-42.

11.  We may have additional comments about your accounting for stock compensation when you include the estimated offering price in the document.

RESPONSE:

The Company notes the staff's comment.

Business, page 56

                                                                 WILMERHALE
                                                            [Letterhead omitted]
May 1, 2006

12.  We note the disclosure you have added in response to prior comment 45;
     however, please briefly describe the specific services that Sony Pictures
     Television and A-Media Group typically provide under these arrangements.
     For example, are they completely responsible for producing the programming, or is this a collaborative effort?

RESPONSE:

The Company has supplemented the disclosure in response to the staff's comment.
Please see pages 70-71.

13.  We note your response to prior comment 46. Please disclose that you are not substantially dependent upon your programming agreements with Sony and Walt
     Disney.

RESPONSE:

The Company has made the disclosure requested by the staff. Please see page 71.

Regulation of the Russian Broadcasting Industry, page 77

14.  Please clarify who the "relevant authorities" are that monitor compliance with the terms of licenses. Also, since monitoring "on a periodic basis"
     could include a wide range of time, to the extent possible, please more specifically state how often these authorities monitor the licenses.

RESPONSE:

The Company has clarified the disclosure in response to the staff's comment.
Please see page 88.

                                                                 WILMERHALE
                                                            [Letterhead omitted]
May 1, 2006

Principal and Selling Stockholders, page 100

15.  Disclose the substance of your response that ABH Holdings is a broker-dealer affiliate and that ABH Holdings purchased the company's securities in the ordinary course of business and, at the time of the purchase of the securities, "ABH Holdings Corporation and its affiliates did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities."

RESPONSE:

The Company has supplemented the disclosure in response to the staff's comment.
Please see page 108.

Underwriting, page 110

16.  Because of the apparent agreement to pay the incentive fee to the underwriters of up to 0.5% of the offering proceeds, please disclose this incentive fee arrangement in the underwriting section.

RESPONSE:

The Company does not believe that any further disclosure of underwriting fee arrangements is necessary. As is generally the case, the underwriting commissions will be determined by the Company and the underwriters at the time of pricing and will reflect, among other considerations, the performance of the underwriters. The total commissions will be disclosed in the final prospectus.

Consolidated Statements of Income, page F-4

17.  Expand the parenthetical disclosure for direct operating expenses to clarify that amortization of programming rights are also excluded.

RESPONSE:

The Company has revised the disclosure in response to the staff's comment.
Please see page F-4.

                                      *****

We are also furnishing to you supplementally a draft of the underwriting agreement and form of legality opinion of WilmerHale. WilmerHale hereby confirms to the staff that the reference made in its opinion to the General
Corporation Law of the State of Delaware includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

                                                                 WILMERHALE
                                                            [Letterhead omitted]
May 1, 2006

We hope that the above  responses  will be acceptable to the Staff.  If you have any questions or comments  regarding  Amendment No. 2 or the  foregoing,  please contact either the undersigned at 011-44-20-7645-2530 or
trisha.johnson@wilmerhale.com, or Timothy Corbett of this firm at
011-44-20-7645-2509 or timothy.corbett@wilmerhale.com.

Very truly yours,

/S/ TRISHA JOHNSON

Trisha Johnson

                                                                 WILMERHALE
                                                            [Letterhead omitted]
May 1, 2006

cc:  Securities and Exchange Commission:

     Larry Spirgel, Assistant Director, Division of Corporation Finance
     Albert Pappas, Senior Staff Attorney
     Kathleen Krebs, Special Counsel
     Terry French, Accountant Branch Chief
     David Walz, Staff Accountant

     CTC Media, Inc.:

     Alexander Rodnyansky, Chief Executive Officer
     Nilesh Lakhani, Chief Financial Officer
     Leigh Sprague, Corporate Counsel

     Ernst & Young LLC:

     Craig Arends, Partner